EXHIBIT 12.1

MASSEY ENERGY COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratios)

	Year Ended December 31,					Six Months Ended June 30,
	2007	2006	2005	2004	2003	2008	2007
Earnings:
Income (Loss) before taxes	$129,503	$45,024	$(75,410)	$(5,643)	$(60,651)	$(72,555)	$84,846
Fixed charges	86,568	100,591	80,351	74,502	67,501	49,399	49,200
Capitalized interest	—	—	—	—	—	—	—
Amortization of capitalized interest	20	20	20	20	20	10	10

Earnings (Loss) before taxes and fixed charges	$216,091	$145,635	$4,961	$68,729	$6,870	$(23,146)	$134,056
Fixed charges:
Interest expense	$74,145	$86,076	$67,064	$60,660	$48,259	$41,763	$43,067
Capitalized interest	—	—	—	—	—	—	—
Interest portion of rental expense	12,423	14,515	13,287	13,842	19,242	7,636	6,133

Total fixed charges	$86,568	$100,591	$80,351	$74,502	$67,501	$49,399	$49,200

Ratio of earnings to fixed charges(1)(2)	2.5x	1.4x	(1)	(1)	(1)	(1)	2.7x

(1)	For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of income from operations before income taxes plus fixed charges. “Fixed charges” consist of interest and debt expense, capitalized interest and a portion of rent expense we believe to be representative of interest. Earnings for the for the years ended December 31, 2005, 2004 and 2003 and for the six months ended June 30, 2008, were inadequate to cover fixed charges, with a deficiency of $75.4 million, $5.6 million, $60.6 million and $72.5 million, respectively.
(2)	There were no preferred stock dividends during any of the periods presented above. As a result, the ratio of earnings to fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.